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                                                                    EXHIBIT 99.1
                              LETTER OF TRANSMITTAL

                            [CAPITAL HOLDINGS, INC.]



                                            ___________ __, 1999

Dear Stockholder:

         On behalf of Capital Holdings, Inc., I am pleased to notify you that we are offering you the opportunity to participate in our stock offering of up to 900,000 shares of our common stock. We are selling these shares to raise additional capital to contribute to our bank subsidiary, Capital Bank, N.A. We plan to use the additional capital to fund the Bank's further growth.

         We are offering the shares initially in a Rights Offering exclusively to our stockholders at a price of $25.00 per share. This price represents a _____% discount from the last reported sale price on ________ __, 1999. Each stockholder is entitled to buy 0.14 share of our common stock for each share the stockholder owned on _________ __, 1999. If you wish to exercise your right to purchase shares in the Rights Offering, you must do so by returning the enclosed Subscription Agreement and payment to us by 5:00 p.m. on November 15, 1999. If your shares are held in your account with a broker, you must send instructions to your broker early enough so that it can purchase shares on your behalf by this deadline.

         In addition, we will offer shares to the general public in a Community Offering at the same price of $25.00 per share to the extent that shares remain unsubscribed for after conclusion of the Rights Offering. You may subscribe to purchase additional shares in the Community Offering, subject to availability of those shares, by completing the appropriate section of the enclosed Subscription Agreement.

         The terms of the offering, the method for submitting the Subscription Agreement and payment, and certain other information about the offering and us are more fully explained in the enclosed prospectus. After reading the prospectus, if you have any questions about the offering or us, please feel free to contact _________________, our __________, at _____________.

                                            Very truly yours,



                                            John S. Szuch
                                            Chairman and Chief Executive Officer



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